July 27, 2006

Tammie A. Quinlan
Executive Vice President and Chief Financial Officer
CNL Income Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

Re: CNL Income Properties, Inc.
        Form 10-K for Fiscal Year Ended
        December 31, 2005
        Filed March 14, 2006
        File No. 000-51288

Dear Mrs. Quinlan:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Cicely LaMothe
                        Accounting Branch Chief